UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, May 2024

Commission File Number: 001-41665

ARB IOT GROUP LIMITED

 (Translation of registrant’s name in English)

2F-09, Pusat Perdagangan IOI

No. 1 Persiaran Puchong Jaya Selatan,

Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Dismissal of Former Independent Registered Public Accounting Firm

On May 3, 2024, the Audit Committee of the Board of Directors of ARB IOT Group Limited (the “Company”) approved the dismissal of BF Borgers CPA PC (“BF Borgers”) as independent registered public accounting firm of the Company, effective immediately.

BF Borgers’s reports on the consolidated financial statements of the Company as of June 30, 2023 and 2022 and for the three years ended June 30, 2023, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

For the years ended June 30, 2023, 2022 and 2021, and in the subsequent interim period through May 3, 2024, (i) there were no disagreements with BF Borgers (within the meaning of Item 304(a)(1)(iv) of Regulation S-K (“Regulation S-K”) of the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”)) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that if not resolved to BF Borgers’s satisfaction, would have caused BF Borgers to make reference to the subject matter of the disagreements in connection with its reports; and (ii) there were no reportable events (as defined by Item 304(a)(1)(v) of Regulation S-K).

BF Borgers’s is not currently permitted to appear or practice before the SEC. As a result, we will not provide a letter from BF Borgers addressed to the SEC stating whether it agrees with the foregoing disclosures as otherwise required by Item 304(a)(3) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARB IOT GROUP LIMITED

Date: May 6, 2024	By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer